UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3

(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. ___)

CROWLEY MARITIME CORPORATION
(Name of Issuer)

CROWLEY NEWCO CORPORATION THOMAS B. CROWLEY, JR. CHRISTINE S. CROWLEY MOLLY M. CROWLEY CROWLEY MARITIME CORPORATION
(Names of Filing Persons (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
228090106
(CUSIP Number of Class of Securities)

Thomas B. Crowley, Jr. c/o Crowley Maritime Corporation 9487 Regency Square Boulevard Jacksonville, Florida 32225 (904) 727-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105 (415) 773-5700
This statement is filed in connection with (check the appropriate box):
☐ a. The filing of solicitation materials or an information statement subject to Regulation 14A,  Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b. The filing of a registration statement under the Securities Act of 1933.
☒ c.  A tender offer.
☐ d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation* $93,554,110	Amount of Filing Fee** $2,872.11

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007

Item 1. Summary Term Sheet

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information

(a) Reference is made to the information set forth under “The Tender Offer—Section 7. Certain Information Concerning Crowley Maritime” in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under “The Tender Offer—Section 6. Price Range of Shares of Common Stock; Valuations Related to the Plans; Dividends” in the Offer to Purchase, which is incorporated herein by reference.

(d) Reference is made to the information set forth in “The Tender Offer—Section 6. Price Range of Shares of Common Stock; Valuations Related to the Plans; Dividends” in the Offer to Purchase, which is incorporated herein by reference.

(e) Not applicable.

(f) None.

Item 3. Identity and Background of Filing Person

(a) Reference is made to the information set forth under “The Tender Offer—Section 7. Certain Information Concerning Crowley Maritime”; “The Tender Offer—Section 8. Certain Information Concerning the Purchaser, the Crowleys and the Continuing Stockholders”; and “Schedule A—Information Concerning the Crowleys and the Directors and Executive Officers of the Purchaser” in the Offer to Purchase, which is incorporated herein by reference. The names, ages, principal occupations and business experience during the past five years of the Issuer’s officers and directors are as set forth below. The business address of each executive officer and director of the Issuer is 9487 Regency Square Boulevard, Jacksonville, Florida 32225.

Name of Executive Officer	Age	Principal Occupations and Business Experience During the Past Five Years
Thomas B. Crowley, Jr.	40	Chairman of the Board of Directors, President and Chief Executive Officer of the Company since 1994.

William A. Pennella	62	Vice Chairman of the Board of Directors of the Company since September 2000; Executive Vice President of the Company since January 1996.

Daniel L. Warner	38
Senior Vice President and Treasurer of the Company since January 1, 2006; Vice President and Treasurer of the Company since June 2005; Finance Director of Puerto Rico and Caribbean Islands Services from February 2005 to June 2005; Finance Director of Logistics Services from November 2002 to February 2005; Senior Planning Analyst from November 2001 to November 2002.

Arthur F. Mead III	40
Senior Vice President and General Counsel and Assistant Secretary of the Company since January 1, 2006; Vice President and General Counsel to Liner Services and Logistics Services from August 2005 to January 2006. Assistant General Counsel to the Company from January 2001 through August 2005.

John C. Calvin	47
Senior Vice President and Controller of the Company since January 2005; Vice President and Controller of the Company from September 2000 to December 2004; Director of Corporate Planning of the Company from January 1999 to September 2000.

Susan L. Rodgers	57	Senior Vice President of Administration of the Company since January 2005; Vice President, Human Resources of the Company from January 1997 to December 2004.

Richard L. Swinton	59	Vice President, Tax and Audit of the Company since September 2000; Controller of the Company from August 1994 to September 2000

Name of Director	Age	Principal Occupations and Business Experience During the Past Five Years	Director Since
Philip E. Bowles	55	President of Bowles Farming Company, Inc. since 1980; Managing Partner of B&N Minerals Partnership since 1982; and Director and Secretary of Midland Tractor Company from 1980 until 2003.	1986

Molly M. Crowley	68	Self-employed real estate investor.	1994

Thomas B. Crowley, Jr.	40	Chairman of the Board of Directors, President and Chief Executive Officer of the Company since 1994.	1994

Gary L. Depolo	71	Self-employed; Director of Sutter Health since 2002; Director of Alta Bates Summit Medical Center since 1997; advisory board member to Foster Farms Poultry Company from 1992 until 2002.	1994

Earl T. Kivett	59	Retired; former partner in Bain & Company where Mr. Kivett was employed for nearly 23 years and served as a member of Bain & Company’s worldwide board of directors from 1989 to 2001.	2002

William A. Pennella	62	Vice Chairman of the Board of Directors of the Company since September 2000; Executive Vice President of the Company since January 1996.	2000

Leland S. Prussia	78	Self-employed economic consultant and financial advisor from 1987 to the present.	1994

William P. Verdon	66	Senior Vice President and General Counsel of Crowley from 1992 through December 2005; consultant to the Company since January 1, 2006.	2005

Cameron W. Wolfe, Jr.	67	Partner, Orrick, Herrington & Sutcliffe LLP from October 1964 through January 2005; Of Counsel, Orrick, Herrington & Sutcliffe LLP from February 1, 2005 to present.	1989

(b) Reference is made to the information set forth under “The Tender Offer—Section 8. Certain Information Concerning the Purchaser, the Crowleys and the Continuing Stockholders” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under “The Tender Offer—Section 8. Certain Information Concerning the Purchaser, the Crowleys and the Continuing Stockholders” and “Schedule A—Information Concerning the Crowleys and the Directors and Executive Officers of the Purchaser” in the Offer to Purchase, which is incorporated herein by reference. Reference is also made to the information set forth in Item 3(a) above. Each executive officer and director of the Issuer is a United States citizen. None of the executive officers or directors of the Issuer has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Cameron W. Wolfe, Jr., a director of the Issuer, is Of Counsel at the law firm of Orrick, Herrington & Sutcliffe LLP, which is located at 405 Howard Street, San Francisco, California 94105.

Item 4. Terms of the Transaction

(a) Reference is made to the information set forth under “Summary Term Sheet”; “Introduction”; “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”; “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer”; “The Tender Offer—Section 1. Terms of the Offer; Expiration Date”; “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares of Common Stock”; “The Tender Offer—Section 3. Procedures for Tendering Shares of Common Stock”; “The Tender Offer—Section 4. Withdrawal Rights”; and “The Tender Offer—Section 5. Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase, which is incorporated herein by reference.

(c) None.

(d) Reference is made to the information set forth under “Summary Term Sheet”; “Special Factors—Appraisal Rights”; and “Schedule C—Section 262 of the General Corporation Law of the State of Delaware” in the Offer to Purchase, which is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Reference is made to the information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated herein by reference.

(b) Reference is made to the information set forth under “Special Factors—Background of the Offer” and “Special Factors—Transactions and Arrangements Concerning the Common Stock” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under “Special Factors—Background of the Offer” and “Special Factors—Transactions and Arrangements Concerning the Common Stock” in the Offer to

Purchase, which is incorporated herein by reference.

(e) Reference is made to the information set forth under “Summary Term Sheet”; “Introduction”; “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”; “Special Factors—Transactions and Arrangements Concerning the Common Stock”; “The Tender Offer—Section 1. Terms of the Offer; Expiration Date”; “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares of Common Stock”; “The Tender Offer—Section 3. Procedure for Tendering Shares of Common Stock”; “The Tender Offer—Section 4. Withdrawal Rights”; “The Tender Offer—Section 9. Source and Amount of Funds”; and “The Tender Offer—Section 13. Certain Conditions of the Offer” in the Offer to Purchase, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Reference is made to the information set forth under “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger” and “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer” in the Offer to Purchase, which is incorporated herein by reference.

(c)(1)-(8) Reference is made to the information set forth under “Summary Term Sheet”; “Introduction”; “Special Factors—Background of the Offer”; “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”; “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer”; “Special Factors—Conduct of Crowley Maritime’s Business if the Offer is Not Completed”; and “The Tender Offer—Section 11. Certain Effects of the Offer on the Market for the Shares of Common Stock” in the Offer to Purchase, which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)-(c) Reference is made to the information set forth under “Summary Term Sheet”; “Introduction”; “Special Factors—Background of the Offer”; “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”; “Special Factors—Position of the Crowleys and the Purchaser Regarding Fairness of the Offer and the Merger”; “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer”; and “Special Factors—Conduct of Crowley Maritime’s Business if the Offer is Not Completed” in the Offer to Purchase, which is incorporated herein by reference.

(d) Reference is made to the information set forth under “Summary Term Sheet”; “Introduction”; “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”; “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer”; “Special Factors—Appraisal Rights”; “The Tender Offer—Section 5. Certain U.S. Federal Income Tax Consequences” and “The Tender Offer—Section 11. Certain Effects of the Offer on the Market for the Shares of Common Stock” in the Offer to Purchase, which is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a)-(f) Reference is made to the information set forth under “Summary Term Sheet”; “Introduction”; “Special Factors—Background of the Offer”; “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”; “Special Factors—Position of the Crowleys and the Purchaser Regarding Fairness of the Offer and the Merger”; “Special Factors—Position of Crowley Maritime Regarding Fairness of the Offer and the Merger”; “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger, Certain Effects of the Offer”; “Special Factors—Conduct of Crowley Maritime’s Business if the Offer is Not Completed” in the Offer to Purchase, which is incorporated herein by reference. Reference is also made to the information set forth under “Item 4. The Solicitation and Recommendation” in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(c) Reference is made to the information set forth under “Special Factors—Reports Related to the Offer and the Merger” in the Offer to Purchase, which is incorporated herein by reference. Reference is made to the information set forth under “Item 4. The Solicitation and Recommendation” and “Annex A” in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration

(a) and (b) Reference is made to the information set forth under “Summary Term Sheet” and “The Tender Offer—Section 9. Source and Amount of Funds” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under “The Tender Offer—Section 12. Fees and Expenses” in the Offer to Purchase, which is incorporated herein by reference.

(d) Reference is made to the information set forth under “Summary Term Sheet” and “The Tender Offer—Section 9. Source and Amount of Funds” in the Offer to Purchase, which is incorporated herein by reference.

Item 11. Interest in Securities of Subject Company

(a) and (b) Reference is made to the information set forth under “Special Factors—Transactions and Arrangements Concerning the Common Stock”; “The Tender Offer—Section 8. Certain Information Concerning the Purchaser, the Crowleys and the Continuing Stockholders” and “Schedule B—The Purchaser” in the Offer to Purchase, which is incorporated herein by reference. Philip E. Bowles, a director of the Issuer, beneficially owned 3,401 shares of Common Stock of the Issuer as of March 16, 2007, which constituted approximately 3.8% of the shares of Common Stock outstanding.

Item 12. The Solicitation or Recommendation

(d) Reference is made to the information set forth under “Summary Term Sheet”; “Introduction”; “Special Factors—Background of the Offer”; and “Special Factors—Transactions and Arrangements Concerning the Common Stock” of the Offer to Purchase, which is incorporated herein by reference. Reference is made to the information set forth under “Item 4. The Solicitation and Recommendation” in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated herein by reference.

(e) Reference is made to the information set forth under “Special Factors—Transactions and Arrangements Concerning the Common Stock” of the Offer to Purchase, which is incorporated herein by reference. Reference is made to the information set forth under “Item 4. The Solicitation and Recommendation” in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated herein by reference.

Item 13. Financial Statements

(a) Reference is made to the information set forth under “The Tender Offer—Section 7. Certain Information Concerning Crowley Maritime” in the Offer to Purchase, which is incorporated herein by reference.

The audited financial statements for the Issuer as of and for the fiscal years ended December 31, 2006 and December 31, 2005, are hereby expressly incorporated herein by reference from “Part II — Item 8. Financial Statements and Supplementary Data” at pages 51-90 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 1, 2007. Interested parties may read and copy any reports, statements or other information the Issuer files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800

SEC-0330 for further information on the public reference room. Copies of such materials may also be obtained by mail form the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The respective SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

(b) None.

Item 14. Persons/Assets Retained, Employed, Compensated or Used

(a) Reference is made to the information set forth under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated herein by reference. Reference is made to the information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated herein by reference.

(b) None.

Item 15. Additional Information

(b) Reference is made to the information set forth under “The Tender Offer—Section 14. Certain Legal Matters” in the Offer to Purchase, which is incorporated herein by reference. Reference is made to the Letter of Transmittal, which is incorporated herein by reference.

Item 16. Exhibits

(a)(1)(i)
Offer to Purchase dated March 19, 2007 (incorporated by reference from Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(ii)
Letter of Transmittal (incorporated by reference from Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(iii)
Notice of Guaranteed Delivery (incorporated by reference from Exhibit (a)(1)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(iv)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(v)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(v) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(vi)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from Exhibit (a)(1)(vi) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from Crowley Newco

Corporation (incorporated by reference from Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 (without exhibits).

(b)(i)
Second Amended and Restated Credit Agreement Dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).

(b)(ii)
Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).

(c)(i)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as “Annex A” to Solicitation/Recommendation Statement on Schedule 14D-9).

(c)(ii)
Presentation to the Special Committee of the Board of Directors of the Issuer by JMP Securities LLC, dated March 14, 2007 (incorporated by reference from Exhibit (a)(1)(ix) to Solicitation/ Recommendation Statement on Schedule 14D-9).

(d)(i)
Subscription Agreement dated February 22, 2007, between Crowley Newco Corporation and Thomas B. Crowley, Jr. (incorporated by reference from Exhibit (d)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(d)(ii)
Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust (incorporated by reference from Exhibit (d)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(d)(iii)
Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan (incorporated by reference from Exhibit (d)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(d)(iv)
Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(v)
Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on

Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(vii)
Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(f)
Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference from “Schedule C” to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROWLEY NEWCO CORPORATION /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President
(Name and Title)

March 19, 2007
(Date)
THOMAS B. CROWLEY, JR. /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.
(Name)

March 19, 2007
(Date)
CHRISTINE S. CROWLEY /s/ Christine S. Crowley

Christine S. Crowley
(Name)

March 19, 2007
(Date)
MOLLY M. CROWLEY /s/ Molly M. Crowley

Molly M. Crowley
(Name)

March 19, 2007
(Date)

CROWLEY MARITIME CORPORATION /s/ Richard L. Swinton
(Signature)

V.P. Tax & Audit
(Name and Title)

March 19, 2007
(Date)

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)
Offer to Purchase dated March 19, 2007 (incorporated by reference from Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(ii)
Letter of Transmittal (incorporated by reference from Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(iii)
Notice of Guaranteed Delivery (incorporated by reference from Exhibit (a)(1)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(iv)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(v)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(v) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(vi)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from Exhibit (a)(1)(vi) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(1)(vii)
Letter to Stockholders of Crowley Maritime Corporation from Crowley Newco Corporation (incorporated by reference from Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 (without exhibits).

(b)(i)
Second Amended and Restated Credit Agreement Dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717.)

(b)(ii)
Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).

(c)(i)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as “Annex A” to Solicitation/Recommendation Statement on Schedule 14D-9).

(c)(ii)
Presentation to the Special Committee of the Board of Directors of the Issuer by JMP Securities LLC, dated March 14, 2007 (incorporated by reference from Exhibit (a)(1)(ix) to Solicitation/Recommendation Statement on Schedule 14D-9).

(d)(i)
Subscription Agreement between Crowley Newco Corporation and Thomas B. Crowley, Jr. (incorporated by reference from Exhibit (d)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(d)(ii)
Contribution Agreement between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust (incorporated by reference from Exhibit (d)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(d)(iii)
Contribution Agreement between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan (incorporated by reference from Exhibit (d)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

(d)(iv)
Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(v)
Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(vi)
Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(vii)
Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).